SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K

ANNUAL REPORT
PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

[X]	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED, EFFECTIVE OCTOBER 7, 1996].

For the fiscal year ended December 31, 2012

OR

[ ]	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED].

For the transition period from _______________ to _______________

Commission File Number 001-35399

A.  Full title of the plan and the address of the plan, if different from that of the issuer named below:

Cheviot Savings Bank 401(k) Plan & Trust

B:  Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Cheviot Financial Corp.
3723 Glenmore Avenue
Cheviot, Ohio 45211

Cheviot Savings Bank 401(k) Plan & Trust

Financial Statements and Supplemental Schedule

December 31, 2012 and 2011

With
Report of Independent Registered
Public Accounting Firm

THE CHEVIOT SAVINGS BANK 401(K) PLAN & TRUST

Table of Contents
Page

Report of Independent Registered Public Accounting Firm	1
Financial Statements:
Statements of Net Assets Available for Benefits	2
Statement of Changes in Net Assets Available for Benefits	3
Notes to the Financial Statements	4 - 9

Supplemental Schedules:
Supplemental Schedule of Assets (Held at End of Year)	10

Report of Independent Registered Public Accounting Firm

To the Audit Committee of
The Cheviot Savings Bank 401(k) Plan & Trust

We have audited the accompanying statements of net assets available for benefits of the Cheviot Savings Bank 401(k) Plan & Trust as of December 31, 2012 and 2011, and the related statement of changes in net assets available for benefits for the year ended December 31, 2012. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2012 and 2011, and the changes in net assets available for benefits for the year ended December 31, 2012, in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2012 is presented for the purpose of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in our audit of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ Clark, Schaefer, Hackett & Co.

Cincinnati, Ohio
July 9, 2013

Cheviot Savings Bank 401(k) Plan & Trust
Statements of Net Assets Available for Benefits
December 31, 2012 and 2011

	2012	2011
Assets:

Investments at fair value	$7,011,302	5,821,057

Receivables:
Employer contribution	178,208	193,228
Participant contributions	2,785	1,000
Other	-	95,092
	180,993	289,320

Net assets available for benefits	$7,192,295	6,110,377

See accompanying notes to the financial statements.

Cheviot Savings Bank 401(k) Plan & Trust
Statements of Changes in Net Assets Available for Benefits
Year Ended December 31, 2012

Additions:

Additions to net assets attributed to:

Investment income:
Net appreciation in fair value of investments	$546,671
Interest	31,466
Dividends	131,748
709,885

Contributions:
Employer	290,681
Participants	343,162
Rollovers	23,067
656,910

Total additions	1,366,795

Deductions:

Deductions from net assets attributed to:

Benefits paid to participants	284,877

Total deductions	284,877

Net increase	1,081,918

Net assets available for benefits:

Beginning of year	6,110,377

End of year	$7,192,295

See accompanying notes to the financial statements.

Cheviot Savings Bank 401(k) Plan & Trust
Notes to the Financial Statements
December 31, 2012 and 2011

1.	DESCRIPTION OF PLAN:

The following description of the Cheviot Savings Bank 401(k) Plan & Trust provides only general information. Participants should refer to the plan agreement for a more complete description of the Plan's provisions.

General
Cheviot Savings Bank (the Bank) maintains the Cheviot Savings Bank 401(k) Plan & Trust which is a qualified, tax-exempt profit sharing plan with a salary deferral feature under Section 401(k) of the Internal Revenue Code (the “Code”). Employees who have attained age 21 and have completed one year of employment are eligible to participate. Employees are entitled to enter the 401(k) Plan on the first January 1 or July 1 occurring after the employee becomes eligible to participate in the 401(k) Plan.

Contributions
Under the 401(k) Plan participants may elect to defer a percentage of their compensation each year instead of receiving that amount in cash equal to the lesser of (i) a maximum percentage of compensation as indicated in a notice received from the 401(k) Plan administrator or (ii) an indexed dollar amount set by the Internal Revenue Service, which was $17,000 for 2012. In addition, for participants that are age 50 or older by the end of any taxable year, the participant may elect to defer additional amounts (called “catchup contributions”) to the 401(k) Plan. The additional amounts may be deferred regardless of any other limitations on the amount that a participant may defer to the 401(k) Plan. The maximum “catch-up contribution” that a participant can make in 2012 was $5,500.

Each plan year (a calendar year), Cheviot Savings Bank will contribute to the 401(k) Plan the following amounts: (a) the total amount of the salary reduction a participant elected to defer; (b) in the discretion of Cheviot Savings Bank, a matching contribution equal to a percentage of the amount of the salary reduction a participant elected to defer; and (c) a discretionary amount equal to 3% of a participant’s plan compensation (generally the sum of a participant’s Form W-2 wages and other compensation for the year plus a participant’s before-tax contributions to the 401(k) Plan and any other benefit plans of Cheviot Savings Bank, up to a legal limit (which was $250,000 for 2012)) for the year plus 3% of a participant’s plan compensation for the year in excess of 50% of the Social Security Taxable Wage Base for old-age retirement benefits for the year ($55,050 for 2012) plus any additional amount that does not match a participant’s salary reduction and that is determined by Cheviot Savings Bank in its discretion.

Participant accounts
Each participant's account is credited with the participant's contributions and the Bank matching contributions, as well as allocations of the Bank's additional discretionary contribution and Plan earnings.  Participant accounts are charged with an allocation of administrative expenses that are paid by the Plan.  Allocations are based on participant earnings, account balances, or specific participant transactions, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

Vesting
Participants are vested immediately in their contributions plus actual earnings thereon. Vesting in the Bank's contribution portion of their accounts is based on years of continuous service. A participant is 100 percent vested after six years of credited service.

Cheviot Savings Bank 401(k) Plan & Trust
Notes to the Financial Statements
December 31, 2012 and 2011

Payment of benefits
Plan benefits will be paid to each participant in the form of a single cash payment at normal retirement age unless earlier payment is selected. If a participant dies prior to receipt of the entire value of his or her 401(k) Plan accounts, payment will generally be made to the beneficiary in a single cash payment as soon as possible following the participant’s death. Payment will be deferred if the participant had previously elected a later payment date. If the beneficiary is not the participant’s spouse, payment will be made within one year of the date of death. If the spouse is the designated beneficiary, payment will be made no later than the date the participant would have attained age 70 1/2. Normal retirement age under the 401(k) Plan is age 65. Early retirement age is age 59.5 with six years of service.

Forfeited Accounts
At December 31, 2012 and 2011, forfeited nonvested accounts totaled $5,445 and $2,073, respectively.  These balances are added to the employer discretionary contribution allocated to eligible participants in the Plan after the end of the plan year.

2.	SUMMARY OF ACCOUNTING POLICIES:

Basis of accounting
The financial statements of the plan are prepared on the accrual basis of accounting.

Use of estimates
The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Investment valuation and income recognition
Investments are reported at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.  The Plan's Investment Committee determines the Plan's valuation policies utilizing information provided by the investment advisers and custodians.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation includes the Plan's gains and losses on investments bought and sold as well as held during the year.

Payment of benefits
Benefits are recorded when paid.

Expenses
Certain expenses of maintaining the Plan are paid directly by the Bank and are excluded from these financial statements. Investment related expenses are included in net appreciation of fair value of investments.

Subsequent events
The plan has evaluated subsequent events through the report date, the date the financial statements were available to be issued.

Cheviot Savings Bank 401(k) Plan & Trust
Notes to the Financial Statements
December 31, 2012 and 2011

3.	INVESTMENTS:

The following presents investments that represent 5 % or more of the Plan’s net assets at December 31:

American Funds Money Market Fund	$418,819	*
Income Fund of America	400,789	*
Growth Fund of America	539,814	372,108
Cheviot Financial Corp. common stock	1,928,002	928,326
Cheviot Savings Bank certificate of deposit fund	1,220,171	1,116,318

* Investment was less than 5% of net assets at year end.

During 2012, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value by $546,671 as follows.

Mutual funds	$376,815
Certificate of deposit fund	(13,015)
Common stock	182,871
$546,671

4.	FAIR VALUE MEASUREMENTS:

The framework for measuring fair value provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1) and the lowest priority to unobservable inputs (level 3). The three levels of the fair value hierarchy are described as follows:

Level 1: Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access

Level 2: Inputs to the valuation methodology include: Quoted prices for similar assets or liabilities in active markets; Quoted prices for identical or similar assets or liabilities in inactive markets; Inputs other than quoted prices that are observable for the asset or liability; Inputs that are derived principally from or corroborated by observable market data by correlation or other means. If the asset or liability has a specified (contractual) term, the level 2 input must be observable for substantially the full term of the asset or liability.

Level 3: Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset or liability's fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

Cheviot Savings Bank 401(k) Plan & Trust
Notes to the Financial Statements
December 31, 2012 and 2011

The following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2012 and 2011.

Common stocks: Valued at the closing price reported on the active market on which the individual securities are traded.

Mutual funds: Valued at the daily closing price as reported by the fund. Mutual funds held by the Plan are open-end mutual funds that are registered with the Securities and Exchange Commission. These funds are required to publish their daily net asset value (NAV) and to transact at that price. The mutual funds held by the Plan are deemed to be actively traded.

Certificate of deposit fund: The fair value of certificates of deposit fund was calculated using a discounted cash flow analysis that calculates the present value of the projected cash flows from the portfolio. Interest rates used were based on current market rates of comparable instruments.

The following table sets forth by level, within the fair value hierarchy, the plan's investments at fair value as of December 31, 2012 and 2011:

	Investments at fair value as of December 31, 2012

	Level 1	Level 2	Level 3	Total

Mutual funds:
Cash funds	$435,404	-	-	435,404
Bond funds	256,903	-	-	256,903
Balanced funds	343,128	-	-	343,128
Growth and Income funds	925,594	-	-	925,594
Growth funds	1,240,629	-	-	1,240,629
Blended funds	661,471	-	-	661,471
Total mutual funds	3,863,129	-	-	3,863,129

Common stocks:
Financial institutions	1,928,002	-	-	1,928,002
Total common stocks	1,928,002	-	-	1,928,002

Certificate of deposit fund	-	1,220,171	-	1,220,171

Total investments at fair value	$5,791,131	1,220,171	-	7,011,302

Cheviot Savings Bank 401(k) Plan & Trust
Notes to the Financial Statements
December 31, 2012 and 2011

	Investments at fair value as of December 31, 2011

	Level 1	Level 2	Level 3	Total

Mutual funds:
Cash funds	$725,532	-	-	725,532
Bond funds	291,872	-	-	291,872
Balanced funds	396,940	-	-	396,940
Growth and Income funds	713,788	-	-	713,788
Growth funds	991,861	-	-	991,861
Blended funds	656,420	-	-	656,420
Total mutual funds	3,776,413	-	-	3,776,413

Common stocks:
Financial institutions	928,326	-	-	928,326
Total common stocks	928,326	-	-	928,326

Certificate of deposit fund	-	1,116,318	-	1,116,318

Total investments at fair value	$4,704,739	1,116,318	-	5,821,057

5.	RELATED PARTY TRANSACTIONS AND PARTY IN INTEREST TRANSACTIONS:

The Plan purchased 2,080 common shares (pre-conversion) and an additional 102,913 common shares after the conversion (see below) of the Cheviot Financial Corp. at a cost of $16,185 and $837,524, respectively in 2012. Cheviot Financial Corp. is the holding company of Cheviot Savings Bank.

The Plan sold 768 common shares of the Cheviot Financial Corp. for $7,321 with a realized loss of $848 in 2012.

On January 18, 2012, Cheviot Financial Corp completed its second step conversion and related public offering. Concurrent with the completion of the offering, shares of common stock of Cheviot Financial Corp. owned by the Plan were converted into the right to receive 0.857 new shares for each share of old stock held.

The Plan has an investment in a certificate of deposit fund (“CD’s”) in which participants can invest in certificates of deposit of the Cheviot Savings Bank. The CDs are held in safe keeping at Cheviot Savings Bank. The Plan sponsor charges no fees on this fund.

Certain Plan investments are shares of mutual funds managed by American Funds and Capital Bank and Trust Company. Capital Bank and Trust Company is the custodian of the mutual funds as defined by the Plan and, therefore, these transactions qualify as party in interest transactions. Fees incurred by the plan for the investment management services are included in net appreciation in fair value of the investment.  The Plan Sponsor pays directly any other fees related to the plan's operations.

Cheviot Savings Bank 401(k) Plan & Trust
Notes to the Financial Statements
December 31, 2012 and 2011

6.	PLAN TERMINATION:

Although it has not expressed any intent to do so, the Bank has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants would become 100 percent vested in their employer contributions.

7.	TAX STATUS:

The Bank adopted a prototype non-standardized profit sharing plan with a cash or deferral arrangement which received a favorable opinion letter from the Internal Revenue Services (IRS) dated March 31, 2008.  The IRS stated in the letter that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code (IRC). The Plan has since been amended. While the Bank has not obtained its own determination letter on the Plan, management believes that the Plan currently is designed and being operated in compliance with the applicable requirements of the IRC. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

Accounting principles generally accepted in the United States of America require plan management to evaluate tax positions taken by the plan and recognize a tax liability if the organization has taken an uncertain position that more likely than not would not be sustained upon examination by the Internal Revenue Service. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan administrator believes it is no longer subject to income tax examinations for years prior to 2009.

8.	RISKS AND UNCERTAINTIES:

The Plan invests in various investment securities. Investment securities are exposed to various risks, such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the statement of net assets available for benefits.

9.	RECONCILIATION OF THE FINANCIAL STATEMENTS TO FORM 5500:

The following is a reconciliation of net assets available for benefits per the financial statements at December 31, 2012 and 2011 to Form 5500:

	2012	2011

Net assets available for benefits per the financial statements	$7,192,295	6,110,377
Fair value adjustment on certificates of deposit funds	-	(68,633)
Net assets available for benefits per Form 5500	$7,192,295	6,041,744

Net increase in net assets per the financial statements	$1,081,918
Prior year net fair value adjustment on certificate of deposit fund
recognized in current year on Form 5500	68,633
Net increase in net assets available for benefits per Form 5500	$1,150,551

Cheviot Savings Bank 401(k) Plan & Trust
EIN: 31-0238110 Plan Number: 002
Schedule H, Line 4i,Schedule of Assets (Held at End of Year)
December 31, 2012

(a)	(b)	(c)	(d)	(e)
	Identity of Issue, borrower, lessor or similar party	Description of investment including maturity date, rate of interest, collateral, par, or maturity value	Cost	Current Value

*	American Funds Money Market Fund	Mutual fund	**	$418,819
*	Federated Prime Value Obligation Fund	Mutual fund	**	16,585
*	Bond Fund of America	Mutual fund	**	244,718
*	Capital World Bond Fund	Mutual fund	**	12,185
*	American Balanced Fund	Mutual fund	**	343,128
*	Washington Mutual Investors	Mutual fund	**	288,992
*	Income Fund of America	Mutual fund	**	400,789
*	Capital World Growth & Income Fund	Mutual fund	**	235,813
*	AMCAP Fund	Mutual fund	**	190,947
*	Investment Company of America	Mutual fund	**	139,518
*	Growth Fund of America	Mutual fund	**	539,814
*	Europacific Growth Fund	Mutual fund	**	142,682
*	SMALLCAP World Fund	Mutual fund	**	227,669
*	Target Date 2015	Mutual fund	**	56,699
*	Target Date 2020	Mutual fund	**	343,682
*	Target Date 2025	Mutual fund	**	111,933
*	Target Date 2030	Mutual fund	**	93,007
*	Target Date 2035	Mutual fund	**	16,982
*	Target Date 2040	Mutual fund	**	36,736
*	Target Date 2045	Mutual fund	**	2,431
*	Cheviot Financial Corp common stock	Common stock, 207,312 shares	**	1,928,002
*	Cheviot Savings Bank certificate of deposit fund	Certificate of deposit fund	**	1,220,171

				$7,011,302

* **	A party in interest as defined by ERISA Assets are participant directed – cost not required to be disclosed

SIGNATURES
The Plan.  Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

CHEVIOT SAVINGS BANK 401(k) PLAN & TRUST

Date: July 9, 2013	By:	/s/ Thomas J. Linneman
Thomas J. Linneman
Trustee